UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                         Clean Diesel Technologies, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   18449C401
                                 (CUSIP Number)

                              December 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 18449C401


       1.    Names of Reporting Person

             Allen & Company LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             New York, United States

       5.    Sole Voting Power: 333,332 (including warrants to acquire
Number of			166,666 shares)
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  333,332  (including warrants to
Person With  				      acquire 166,666 shares)

       		 8.  Shared Dispositive Power: 0


       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             333,332 (including warrants to acquire 166,666 shares)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     8.1%

       12.   Type of Reporting Person

	     BD

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Item 1. (a)  Name of Issuer:

 	     Clean Diesel Technologies, Inc.  ("Issuer")

Item 1. (b)  Address of Issuer's Principal Executive Offices:

             4567 Telephone Road, Suite 206
	     Ventura, California 93003

Item 2. (a)  Name of Person Filing:

             Allen & Company LLC

        (b)  Address or Principal Business Office or, If None, Residence:

             711 Fifth Avenue,  New York, NY 10022

        (c)  Citizenship:

	     New York

        (d)  Title of Class of Securities

             Common Stock, Par Value $0.01 Per Share

        (e)  CUSIP Number: 18449C401

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |X| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

        (b) |_| Bank as defined in section 3(a)(6) of the Act
	        (15 U.S.C. 78c);

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

        (k) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

        (a)  Amount beneficially owned:
             333,332 (including warrants to acquire 166,666 shares)*

        (b)  Percent of class:
             8.1%*

        (c)  Number of shares as to which such person has:*

	    (i)		Sole power to direct the vote: 333,332 (including
			warrants to acquire 166,666 shares)
	    (ii)	Shared power to direct the vote:  0
	    (iii)	Sole power to dispose or direct the disposition of:
			333,332 (including warrants to acquire 166,666 shares)
	    (iv)	Shared power to dispose or direct the disposition of: 0


	* The number of shares reported hereby does not reflect the sale by the Reporting Person of an aggregate of 55,556 shares subsequent to the December 31, 2010 date of this filing. Following such sale, the Reporting Person beneficially owned 277,776 shares (which includes warrants to acquire 166,666 shares), which constitutes beneficial ownership of 6.8% of the class.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2011
                                       Allen & Company LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

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